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PRESS RELEASE                                                  Source: CPI Corp.

CPI ANNOUNCES WITHDRAWAL OF DUTCH AUCTION TENDER OFFER FOR ITS COMMON STOCK Friday December 10, 7:35 am ET

ST. LOUIS, Dec. 10 /PRNewswire-FirstCall/ -- CPI Corp. (NYSE: CPY - News) today announced that it will terminate and withdraw its previously announced Dutch auction tender offer to purchase 1,000,000 shares of its outstanding common stock. The Dutch auction tender was previously announced on November 12, 2004.

National City Bank has chosen to terminate its financing commitment to CPI based on the Bank's view of the uncertain effects of the pending Sears and Kmart merger. The Company strongly disagrees that National City Bank has the right to terminate its commitment on the basis claimed. The Company, furthermore, believes that the pending merger will have a positive effect on the Company's business. Although CPI has cash resources today to complete the tender offer, the Company believes that it is prudent not to go forward with its tender offer without the committed bank facility in light of the Company's pending capital investment program.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of CPI's common stock. The solicitation of offers to buy shares of CPI common stock will only be made pursuant to the Offer to Purchase and related materials that CPI has made available and filed with the SEC as part of the tender offer statement. Stockholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the offer. Stockholders will be able to obtain the Offer to Purchase and related materials for free at the SEC's website at http://www.sec.gov or from our information agent, Georgeson Shareholder Communications, Inc., by calling toll-free (877) 255-0124. We urge stockholders to carefully read those materials prior to making any decisions with respect to the tender offer.

Safe Harbor for Forward Looking Statements

The statements contained in this press release that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve risks and uncertainties. Management wishes to caution the reader that these forward-looking statements, such as our outlook for portrait studios, net income, future cash requirements, cost savings, and capital expenditures, are only predictions or expectations; actual events or results may differ materially as a result of risks facing us. Such risks include, but are not limited to: customer demand for our products and services, the overall level of economic activity in our major markets, competitors' actions, manufacturing interruptions, dependence on certain suppliers, changes in our relationship with Sears and the condition and strategic planning of Sears, fluctuation in operating results, the attraction and retention of qualified personnel, unforeseen difficulties arising from installation and operation of new equipment in our portrait studios and other risks as may be described in our filings with the Securities and Exchange Commission, including our Form 10-K for the year ended February 7, 2004. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CPI is a portrait photography company offering photography services in the United States, Puerto Rico and Canada through Sears Portrait Studios. The Company also operates searsphotos.com, an on-line photofinishing service as well as the vehicle for the Company's customers to archive, share portraits via email and order additional portraits and products.



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Source: CPI Corp.